FORTY SEVEN, INC.

1490 O’Brien Drive, Suite A

Menlo Park, California 94025

June 25, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3720

Washington, D.C. 20549

Attn:	Ms. Suzanne Hayes, Assistant Director
Ms. Dorrie Yale, Attorney Advisor
Mr. Jacob Luxenburg, Staff Accountant

RE:	Forty Seven, Inc.
Registration Statement on Form S-1
File No. 333-225390

Ladies and Gentlemen:

Forty Seven, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1 to become effective on June 27, 2018, at 2:00 p.m., Eastern Time, or as soon thereafter as is practicable or at such later time as the Registrant may orally request via telephone call to the staff of the Commission. The Registrant hereby authorizes each of John McKenna and Ryan Spiers of Cooley LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with John McKenna of Cooley LLP, counsel to the Registrant, at (650) 843-5059, or in his absence, Ryan Spiers at (650) 843-5768.

[SIGNATURE PAGE FOLLOWS]

Very truly yours, FORTY SEVEN, INC.

By:	/s/ Mark A. McCamish
Name:	Mark A. McCamish, M.D.
Title:	President and Chief Executive Officer

cc:	Eric C. Jensen, Cooley LLP

John T. McKenna, Cooley LLP

Sarah K. Solum, Davis Polk & Wardwell LLP

Bruce K. Dallas, Davis Polk & Wardwell LLP